UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

     For the month of May 2018

Commission File No. 001-32210

NORTHERN DYNASTY MINERALS LTD.
(Translation of registrant’s name into English)

15th Floor – 1040 West Georgia Street
Vancouver, British Columbia, V6E 4H1, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [  ]    Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [  ]

SUBMITTED HEREWITH

Exhibits

99.1	Letter to Shareholders

99.2	Notice and Access Notification to Shareholders

99.3	Notice of Annual General Meeting and Information Circular

99.4	Form of Proxy

99.5	Request for Annual and Interim Financial Statements and MD&A

99.6	2018 Non-Employee Directors Deferred Share Unit Plan

99.7	2018 Restricted Share Unit Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN DYNASTY MINERALS LTD.

/s/ Trevor Thomas

Trevor R. Thomas
Secretary

Date: May 18, 2018